Exhibit 99.1

Banco Itaú Chile announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market informing the completion of the Reverse Stock Split

SANTIAGO, Chile, May 26, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL)

In relation to the aforementioned amendment, we hereby announced that, as was informed by the Bank through a notice published on May 5 in the electronic newspaper www.latercera.com, on the date hereof the new shares of the Bank were exchange among its shareholders as a result of the Reverse Stock Split, with a total of 216,340,749 new shares being assigned and distributed among the shareholders as a result of the application of the Exchange Ratio approved at the Meeting. Likewise, on this same date, the Stock Exchanges have noted in their records the date of the exchange of the new shares, from which they can be traded in the local stock market.

As a result of the foregoing, (i) on this date, the amendments to the Bank’s bylaws agreed at the Meeting regarding the reduction in the number of shares into which the Bank’s capital stock is divided, has taken place, (ii) as of this date the Bank’s capital stock (amounting to $2,692,826,231,184) has been divided into 216,340,749 outstanding shares, fully subscribed and paid, (iii) as of this date the shares of Banco Itaú Chile (ITAUCL) are traded ex exchange, and (iv) of the 10,000 support shares not considered in the calculation of the Exchange Ratio, 3,444 shares were assigned, leaving a remainder of 6,556 support shares after completing the exchange. Pursuant to what was agreed at the Meeting, the aforementioned 6,556 remaining shares will be formally rendered null and void at an Extraordinary Shareholders’ Meeting that the Board of Directors must summon to be held immediately after the next General Shareholders’ Meeting to be held during the first quarter of 2024.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl